September 11, 2006

Mr. John P. Nolan

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C. 20549

RE:	The PNC Financial Services Group, Inc.

Annual Report on Form 10-K filed March 15, 2006

File No. 001-09718

Dear Mr. Nolan:

The PNC Financial Services Group, Inc. (“PNC” or “Company”) is responding to your letter dated August 30, 2006 pertaining to your review and comments regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (“Form 10-K”) filed March 15, 2006.

Company management is responsible for establishing and maintaining effective internal control over financial reporting and the adequacy and accuracy of the disclosures in our filings. We acknowledge that SEC Staff (“Staff”) comments or changes to disclosures that we make in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K. In addition, we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, we have included in this letter in italics the number and description of each of the comments in your letter and the corresponding responses thereto. All references to page numbers and captions in our responses correspond to the page numbers and captions in the Form 10-K.

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

September 11, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Key Strategic Goals, page 19

1.	We note you state the merger transaction between Merrill Lynch’s investment management business and BlackRock will decrease PNC’s investment in BlackRock from 80% to 34% and increase PNC’s investment in BlackRock resulting in an after-tax gain of approximately $1.6 million. We understand you have filed a pre-submission consultation with the Office of the Chief Accountant of the Division of Corporation Finance regarding your proposed accounting for gain recognition on the sale of BlackRock’s new common shares under SAB 5-H. We will consider the resolution of these accounting issues and may have additional comments related to this transaction.

Response: We would like to clarify our description of the impact on our investment in BlackRock of the pending BlackRock/Merrill Lynch Investment Management (“MLIM”) transaction. The book value of our investment in BlackRock increases despite a decrease in our ownership percentage. Prior to the transaction, PNC has a 69% stock ownership position (representing approximately 80% of the total voting power of BlackRock’s shares) with a book value of approximately $16 per share. BlackRock will issue new equity shares to acquire MLIM, while our shares will not change. Accordingly, the PNC stock ownership will decrease to 34%. The new equity shares issued by BlackRock will be at a book value of approximately $147 per share which is substantially higher than the current book value of the PNC shares. Therefore, the resulting book value of the aggregate BlackRock shares increases to approximately $82 per share which results in the corresponding increase in the book value of our investment in BlackRock and is the basis for the expected gain when the transaction closes.

We will revise our disclosure in future filings to clarify the impact of the transaction, beginning with our third quarter 2006 Form 10-Q.

2002 BlackRock Long-Term Retention and Incentive Plan, page 43

2.	We refer to the statement that the pre-tax charges of $110 million recorded in 2004 in connection with the LTIP include a pro rata share of the estimated dilution of PNC’s investment in BlackRock that is expected to occur when PNC transfers the shares of BlackRock owned by PNC to fund a portion of the LTIP awards that is expected to occur in 2007. Please tell us and revise this section in future filings to describe the economic basis and authoritative accounting literature that supports your inclusion in 2004 of a portion of the estimated dilution of your investment in BlackRock which is expected to occur in 2007.

Response: During the third quarter of 2004, BlackRock management determined that full vesting of the initial LTIP program (“LTIP I”) was probable as of September 30, 2004, and as a result recorded a charge and a related liability in its third quarter 2004 financial results. This charge took into account the value of the awards granted through September 30, 2004 and the applicable service period – BlackRock established a liability, and recorded compensation expense for 33/60 of the liability (i.e., 33 months of the 60 month service period) representing the period from January 1, 2002 through September 30, 2004.

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

September 11, 2006

In addition to the compensation expense associated with the amount awarded under LTIP I, PNC will incur dilution in the book value of its investment in BlackRock when the shares are transferred to the employees to satisfy the obligation. This dilution is based on the fact that once the shares are transferred, PNC will own a reduced percentage of BlackRock’s outstanding shares and its related equity. Consistent with BlackRock’s recognition of the LTIP I obligation and expense in the third quarter of 2004 and thereafter, PNC has recognized an estimate of the dilution to be realized when the shares are transferred because it is both probable and estimable that the dilution will occur. This estimate has been adjusted each quarter through June 30, 2006 to reflect both actual changes in BlackRock’s equity and changes in the estimated number of shares to be transferred due to changes in BlackRock’s share price. The offsetting liability recorded related to the estimated dilution will be reversed and offset against our investment in BlackRock when the shares are transferred.

We believe the recognition of this expense currently rather than when the shares are transferred is consistent with the principle that the contingency and expense should be recognized in the period it is probable and estimable as prescribed by the guidance in Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. The transfer of shares will result in the resolution of the contingency and impairment or dilution of our investment in BlackRock. This approach also matches the estimated dilution cost with the compensation expense associated with LTIP I awards and we believe is consistent with the underlying matching principle contained in EITF Issue No. 00-12, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee.

The estimated cumulative dilution expense was approximately $8 million through June 30, 2006. Due to the immaterial amount involved, we respectfully submit that we do not believe that including the additional disclosure referred to above in PNC’s third quarter 2006 Form 10-Q would be relevant to PNC’s shareholders.

Consolidated Statement of Cash Flows, page 68

3.	We refer to the “Other” line item in the “Net cash (used) provided by operating activities” section for $1.140 billion or 86% of the net income for the year ended December 31, 2005. Please tell us and in future filings revise this line item to disclose the major individual accounts and related balances that are included.

Response: The “Net change in Other” line item within the Operating Activities section of the Consolidated Statement of Cash Flows primarily consists of changes related to: (1) accrued expenses and other liabilities; (2) other assets; (3) goodwill and other intangible assets; and (4) minority and noncontrolling interests in consolidated entities.

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

September 11, 2006

The related balances that were included in “Net change in Other” for full year 2005 are as follows (in millions):

Accrued expenses and other liabilities	$(1,326)
Other assets	315
Goodwill and other intangible assets	(191)
Minority and noncontrolling interests in consolidated entities	75
Net gains related to loan sales	(13)

Net change in Other	$(1,140)

We will analyze the net change in Other for future filings beginning with our third quarter 2006 Form 10-Q and will disclose the major individual accounts and related balances, such as accrued expenses and other liabilities, as appropriate.

Note 1, Accounting Policies, page 69

Revenue Recognition, page 70

4.	We refer to the statement that in certain circumstances, revenue is reported net of associated expenses according to applicable accounting guidance and industry practice. In this regard, please tell us and disclose in future filings:

•	the specific circumstances in which this net presentation is considered appropriate;

•	the specific revenue line items that have been recorded on a net basis; and

•	the authoritative accounting literature that permits this net presentation.

Response: We report consumer service revenue net of associated expenses for customer-related transactions with third parties in accordance with EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, when the Company is not considered the primary obligor.

In accordance with Statement of Financial Accounting Standards No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, loan origination fees and related direct loan origination costs for a given loan are offset and deferred and subsequently amortized to interest income.

We do not consider either of these circumstances to be material to PNC’s total revenue stream. However, we will monitor materiality and consider additional disclosure, as appropriate based on the amounts involved, in future filings.

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

September 11, 2006

Loans and Leases, page 71

5.	We refer to the statement that interest income related to loans is credited to net interest income as earned. In future filings, please state if the Company is using the interest method as required by paragraph 8.77 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions. If the Company uses a method other than the interest method to record interest earned, please state the method used and the extent to which it produces results materially different than the interest method.

Response: We will revise future filings to indicate that we use the interest method to recognize interest income earned on loans.

6.	Please state in this note in future filings the extent to which the method used to amortize loan origination and other fees, which approximates the interest method, results in materially different results than if the interest method had been used. Similar disclosure should be provided in future filings with respect to the recognition of income from leases over the term of the lease using methods that approximate the interest method. Refer to paragraph 5 of SFAS 91.

Response: We will revise future filings to note that the extent to which the method used to amortize loans and lease origination and other fees, which approximates the interest method, is considered immaterial.

Nonperforming Assets, page 72

7.	Please tell us and disclose in future filings the basis for classifying well secured residential real estate loans as non-accrual at 12 months past due and not during earlier periods. Tell us and discuss in future filings the timing of the following measures related to collateralized non-performing assets:

•	When the appraisal of the underlying collateral of the loan is performed to determine if it is well secured or if there have been impairments to the fair value of the collateral.

•	When legal procedures are initiated for repossessing the underlying collateral of these loans.

•	When the collateral of the loan is transferred to Other Real Estate Owned for subsequent disposition.

•	How your accounting complies with the guidelines of your primary regulators.

Response: Loans are considered well secured when the appraised value of the property, less 15% to cover the potential expense of foreclosure, is greater than or equal to the principal balance amount including any superior liens. For example, if the real property securing a loan

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

September 11, 2006

is valued at $100,000 and the current payoff amount of our loan and any superior lien is less than $85,000, then the loan is considered ‘well secured’. If the loan is not deemed well secured, the loan will be written down to its net realizable value and placed on nonaccrual status or charged off.

In response to your questions:

•	A fair value assessment of the property is initiated when a loan becomes 80 to 90 days past due in order to meet the policy guidelines that state that loans not well secured will be placed on nonaccrual status at 120 days past due for closed end loans or 180 days for open end loans.

•	Legal proceedings are initiated on or about the 65th day of delinquency. This time frame is used in accordance with various state statutes (for example, New Jersey properties Act 6 or Pennsylvania properties Act 91). Many factors can effect the duration of the legal proceedings.

•	If no other remedies arise from the legal proceedings, the final outcome will result in the sheriff’s sale of the property. If PNC acquires the deed, the transfer of the loan to OREO will be completed once the deed has been properly transferred to the bank.

PNC is following OCC guidelines regarding the assessment and valuation of loans. The placement of nonaccrual loans that are well secured after 12 months past due are within FFIEC guidelines which state that “an asset need not be placed in non-accrual status if the asset upon which principal or interest is due and unpaid for 90 days or more is a consumer loan or loan secured by a 1-to-4 family residential property.” We believe this accounting treatment is in compliance with the applicable regulatory guidelines and practice prevalent in the industry.

We will revise future filings, beginning with our 2006 Form 10-K, to clarify our policies with respect to your suggestions.

Note 2, Acquisitions, page 77

8.	We refer to the acquisition of Harris Williams & Co. on October 11, 2005 which you state is one of the largest firms that provides merger and acquisition advisory services. Please tell us and disclose in future filings the total purchase price of the acquisition and, if material, disclose the information required by paragraph 51 of SFAS 141. Provide us with the computations you used to determine if audited financial statements and pro forma financial information of Harris Williams are required under Article 3-05 and Article 11 of Regulation S-X and the pro forma presentation requirements are necessary.

Response: Our disclosure regarding the Harris Williams & Co. (“Harris Williams”) acquisition indicated that this firm principally provides services to middle market companies and that it is in this area that it is one of the largest independent firms. We concluded that this transaction was

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

September 11, 2006

not considered material in relation to the Company’s consolidated financial position and results of operations and, accordingly, neither the purchase price nor certain other disclosures otherwise required by paragraph 51 of SFAS 141 were disclosed. The total purchase price of the Harris Williams acquisition was $178 million, comprised of cash of $138 million and PNC restricted stock of $40 million. This amount was indirectly disclosed as an “addition” to goodwill and customer-related intangible assets in Note 9 Goodwill and Other Intangible Assets of the Consolidated Financial Statements included in our Form 10-K. The issuance of the shares was disclosed in Part II, Item 2 of PNC’s Form 10-Q for the third quarter of 2005.

Article 11 of Regulation S-X requires pro forma financial information when a “significant” business combination accounted for as a purchase has occurred. Article 11 indicates that a business combination shall be considered “significant” if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a “significant subsidiary” pursuant to the conditions specified in Regulation S-X, section 210.1-02(w), substituting 20 percent for 10 percent each place it appears therein. These calculations follow:

(Dollars in millions)
Total assets test	As of 12/31/04
PNC - Total assets	$79,723

Harris Williams – Total assets	$45

Harris Williams total assets as a percentage of PNC total assets	0.06%

SEC significant subsidiary threshold	20%
Significant subsidiary test met?	No.

Income from continuing operations test	For the year ended 12/31/04
PNC –Pretax income	$1,735

Harris Williams – Pretax income	$28	(A)

Harris Williams pretax income as a percentage of PNC pretax income	1.6	%(A)

SEC significant subsidiary threshold	20%
Significant subsidiary test met?	No.

Note A:

In accordance with the computational note included in Article 11 of Regulation S-X, PNC also substituted the average pretax income for Harris Williams for the period 2000-2004 (no loss years) in place of the 2004 amount above and determined that the significant subsidiary test would not have been met under this alternative computation.

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

September 11, 2006

Based upon these calculations, full pro forma financial statements were not considered necessary for inclusion in our Form 10-K. In addition, in accordance with the instructions under Article 3-05 of Regulation S-X, separate financial statements of Harris Williams were also not considered necessary for inclusion in our Form 10-K.

Note 3, Variable Interest Entities, page 78

9.	We refer to the Market Street, a non-consolidated VIE in 2005 with a risk of loss to PNC of $5.089 billion which was previously a consolidated VIE in 2004. Please explain to us the analysis you performed which supports your position that you are not the primary beneficiary under FIN 46R in 2005 of this ABCP conduit based on the issuance of a Note for $4.6 million by Market Street whose proceeds were placed in a first loss reserve account to reimburse losses incurred by PNC and other providers under the liquidity facilities and credit enhancement arrangements. Consider in your response the following:

•	The maximum amount of reimbursement for losses under the first loss reserve is $4.6 million which is significantly less than the $5.089 billion risk of loss to PNC related to the Market Street VIE.

•	The first loss reserve account for $4.5 million is to reimburse losses of Market Street, other providers and PNC and therefore may be used in its totality by providers other than PNC, therefore leaving it at a significant risk of loss position with respect to Market Street.

•	PNC provides administrative services and also provides a portion of the program-level credit enhancement and the majority of the liquidity facilities to Market Street.

•	Credit enhancement is provided to Market Street by PNC Bank through a loan facility that expires March 25, 2010.

•	PNC considers, for the most part, it is not required to fund under the liquidity facilities if Market Street assets are in default but still has funding requirements which could be substantial considering the $5.089 billion risk of loss.

Response: Under a restructuring transaction that occurred in October 2005, Market Street Funding Corporation was reorganized as an LLC (“Market Street”) and issued subordinated notes to an independent third party. Proceeds from the notes were deposited into a “first loss reserve account” and will be used to reimburse any losses suffered by the providers of the program level credit enhancement and liquidity facilities which are triggered when assets must be purchased from Market Street due to certain credit events.

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

September 11, 2006

Paragraph 15 of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”), states that the primary beneficiary should reconsider its initial decision to consolidate a variable interest entity (“VIE”) if the primary beneficiary sells or otherwise disposes of all or part of its variable interests to unrelated parties or if the variable interest entity issues new variable interests to parties other than the primary beneficiary or the primary beneficiary’s related parties. The subordinated notes are a variable interest in Market Street and therefore their issuance constitutes a reconsideration event that required a reevaluation of which party, if any, is the primary beneficiary of Market Street.

The Market Street portfolio includes 48 transactions with an aggregate facility limit of $4.6 billion and with implied facility ratings ranging from BBB- to AAA. Each deal is not rated but the transactions are structured to meet implied S&P ratings based upon their ratings methodology by asset class.

Paragraph 14 of FIN 46R provides that a majority of either the exposure to expected losses or the right to receive expected residual returns (or both) identifies the primary beneficiary. If one entity will absorb a majority of a VIE’s expected losses and another will receive a majority of the VIE’s residual returns, the entity absorbing a majority of the expected losses shall consolidate the VIE (emphasis added). Expected losses and residual returns are defined by FIN 46R as the expected negative and positive variability, respectively, in the fair value of the entity’s net assets exclusive of variable interests. Expected losses and expected residual returns are both probability weighted measures.

The $5.089 billion risk of loss to PNC is comprised of $4.646 billion in liquidity facilities and $443 million of total program-level credit enhancement, including credit enhancement provided by PNC Bank through a loan facility that expires March 25, 2010. This maximum exposure to loss is not probability weighted and therefore has no relationship to expected variability and expected losses used to determine the primary beneficiary. Because of the high credit quality and short tenor of Market Street’s assets, the probability of an actual loss approaching the maximum amount is extremely small.

As noted above, exposure to expected losses (i.e. the negative variability in expected cash flows) is considered to take precedent. Therefore, if the purchaser of the subordinated notes would be obligated to absorb > 50% of Market Street’s expected losses under the terms of the notes, the purchaser would be deemed the primary beneficiary. It is important to note that it is the variability, rather than the absolute level of cash flows, that drives this determination. In this analysis, the structure and reasonableness of the assumptions underlying the expected loss model are critical to the proper identification of the primary beneficiary.

PNC performed an expected loss/expected residual returns calculation (“EL model”) to determine whether PNC was the primary beneficiary of Market Street. The EL model used a “top down” approach to assign expected losses and expected residual returns to each variable interest holder (“VIH”). The top down approach conforms to the example included in Appendix A of FIN 46R and has been the accepted practice adopted by the accounting profession for determining the variability of expected losses and residual returns. As such, the model measures the negative or positive variability of expected losses or residual returns for each VIH in the entity.

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

September 11, 2006

Significant assumptions included in the model were:

Variable Interests Holders

Equity investor (AMACAR) – AMACAR’s equity interest was not considered to be a variable interest as it was not deemed to be “at risk” as defined in FIN 46R (includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights). The equity does not meet this requirement due to the protection from losses provided by the third-party credit enhancement and liquidity arrangements as well as the fact that the residual profits flow to other variable interest holders under various contracts.

Commercial paper investors – A debt holder’s interest generally absorbs variability due to the exposure to the entity’s ability to pay. However, we believe the commercial paper holder’s investments do not represent variable interests due to the priority payment status supported by the multiple levels of credit enhancement and the existence of the liquidity facilities. As a practical matter, if the commercial paper holders were considered to be VIHs, the amount of the variability that they would absorb is inconsequential.

Administrator (PNC) – the residual fees received by the Administrator represented a variable interest as they absorb variability due to their subordinated priority of payment (one step above the subordinated note holder in cash flow waterfall).

Subordinated Note Holder – The Subordinated Note is a variable interest as it is in the most subordinated position in the cash flow waterfall for both principal and interest. The stated rate of interest on the Note is 18% and is completely subject to the availability of funds. Also, the holder would be entitled to 100% of penalty pricing/fees charged to customers upon occurrence of specified triggering events. These penalty fees currently equate to 386 basis points on the affected instrument and are included in the estimated cash flows underlying the expected loss model.

Liquidity providers (PNC and others) – The liquidity arrangements are generally in the form of transaction specific asset purchase agreements that obligate the provider to buy the covered assets contingent upon the occurrence of specified events. Fees accrue based upon a percentage of the commitment amount or outstandings in the case of amortizing transactions. The decision as to whether these arrangements represent variable interests rests on whether they protect holders of other interests from suffering losses. Paragraph B10 of FIN 46R states that,

“Guarantees of the value of the assets or liabilities of a variable interest entity, written put options on the assets of the entity, or similar obligations such as some liquidity commitments or agreements (explicit or implicit) to replace impaired assets held by the entity are variable interests if they protect holders of other interests from suffering losses. To the extent the counterparties of guarantees, written put options, or similar arrangements will be called on to perform in the event expected losses occur, those arrangements are variable interests, including fees or premiums to be paid to those counterparties.”

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

September 11, 2006

Based on the fact the liquidity facilities protect the commercial paper holders from losses, we believe they constitute variable interests. Fees associated with the liquidity facilities provided by PNC Bank NA were included in the FIN 46R cash flow models.

PNC Bank, N.A.: The Credit loan that provides program-level credit enhancement is a variable interest. This interest absorbs variability as it is reliant on Market Street’s ability to pay.

Therefore, for modeling purposes, only two VIHs were identified: the Subordinated Note Holder and PNC. The cash flows to other parties were excluded since their exposure to variability was deemed insignificant.

Sources of Variability (drivers of expected cash flows)

Credit Risk

•	Each portfolio position is treated as a bond with its respective Standard & Poor’s credit rating. R -squared (systematic risk) factor of 30%.

•	Assets supporting the repayment of Asset Backed Commercial Paper (“ABCP”) may perform poorly and losses to those assets could affect repayment of ABCP. However, ABCP investors typically benefit from two layers of credit protection. First, each transaction funded by the conduit has a level of first-loss protection associated solely with that transaction. This first-loss typically takes the form of over-collateralization, but may be a reserve fund, credit insurance, letter of credit, third party guarantee or provided by the liquidity facility. Most conduits provide second-loss protection through a program-level credit enhancement facility. This program-level enhancement is usually sized as the greater of a minimum dollar amount and a percentage of the conduit’s aggregate funding commitments. Other forms of credit enhancement includes seller recourse, excess spread, cash reserve account.

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

September 11, 2006

Given these additional credit enhancements, ABCP investors expect to be faced with lower levels of probability of defaults and loss given defaults (“LGD”) than like-rated corporate loans or bonds. According to a paper published by Standard & Poor’s in March 2002 Global Cash Flow and Synthetic CDO Criteria, Standard & Poor’s, March 21, 2002, historical ABS default rates are lower than corporate rates.

Implied Asset Default Rates (%)

Security	Maturity	AAA	AA	A
ABS	All	0.25	0.50	1.00
Corporate	Year 7	0.52	1.20	1.81

We used an estimate of ABS default rates that are equal to one-half that of corporate debt for a given term. Corporate debt default rates were obtained from Standard & Poor’s “Annual Global Corporate Default Study: Corporate Defaults Poised to Rise in 2005” dated January 31, 2005.

•	LGD of 10% based upon historical S&P data and PNC internal risk ratings

•	Line utilization assumed at 100%

•	Maturity: Time horizon of 2 years based upon weighted average maturity of portfolio exposures as of August 2005 (weighted average life first computed for each class)

Interest Rate Risk

•	Majority of the portfolio is match-funded or is charged interest at Market Street’s pooled cost of funds allocated to each facility. Therefore, interest rate risk was considered minimal.

Fee Variability

•	The mean monthly average outstandings of 69% of average monthly commitments (based on 28-month historical data) was used for income variability modeling purposes.

•	Program fees assumed at average spread based on 28-month historical data.

Hypothetical Subordinated Note Size

•	For modeling purposes, we assumed that the Subordinated Note Balance was $410,000, or about 1 basis point of Market Street’s current commitments. This is a substantially smaller balance than we actually expected to issue and was used to provide an element of conservatism.

Based on the allocation of expected losses supported by estimated cash flows for each variable interest holder, PNC’s share of expected losses was 49% while the note holder’s share of expected losses was 51% with an assumed Subordinated Note size of $410,000. As the note investor absorbs a majority of the expected losses, an analysis of which VIH receives a majority of the expected residual returns of Market Street was not required under paragraph 14 of FIN 46R. As a result, in October 2005, Market Street issued a $4,000,000 Subordinated Note

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

September 11, 2006

equivalent to 10 basis points of Market Street’s current commitments. By issuing a Subordinated Note above the minimum required note size, our intention was to anticipate potential future increases in utilization, and consider developing marketplace norms for the sizing of first loss notes issued by commercial paper vehicles similar to Market Street.

Subsequent to the issuance of the Note, we have updated our primary beneficiary analysis on a regular basis, not less than quarterly, to review the impact of changes in estimated cash flows to the VIHs and credit risks related to the assets held by Market Street. These updated analyses continue to indicate that PNC’s variable interests absorb less than half of Market Street’s expected losses. Accordingly, PNC continues to report Market Street as a non-consolidated VIE.

Note 26, Subsequent Events, page 112

10.	We note that as a result of the merger between Merrill Lynch’s investment business and BlackRock the ownership interest of PNC in BlackRock will be reduced from 70% to 34% and Merrill Lynch will own a 49% economic interest. In this regard, starting with your Form 10-Q as of September 30, 2006, please state in the notes to the financial statements:

•	The basis for stating in the Form S-4 of New BlackRock that BlackRock is the acquiring entity considering Merrill Lynch will receive the larger position of the voting rights in New BlackRock and would be considered the accounting acquirer under paragraph 17.a of SFAS 141.

•	The facts and circumstances described in paragraph 17 of SFAS 141 that supports the Company’s conclusion that BlackRock had the governance system that has the most influence in the combined entity and overrides the presumption that the entity that has the voting control is the accounting acquirer.

Response: In a letter dated August 7, 2006 to the SEC, BlackRock responded to a similar question in connection with the Staff’s review of New BlackRock, Inc.’s Registration Statement on Form S-4 (File No. 333-134916). Please refer to BlackRock’s August 7, 2006 letter, included as Annex A to this letter, for additional details.

The expected closing date of BlackRock’s transaction with Merrill Lynch is September 29, 2006. Accordingly, BlackRock will be deconsolidated from PNC’s Consolidated Balance Sheet as of September 30, 2006 as required by generally accepted accounting principles, and fourth quarter 2006 results from our investment in BlackRock will be reflected in PNC’s fourth quarter earnings on the equity method of accounting. Accordingly, we do not believe that including the additional disclosures referred to above in PNC’s third quarter 2006 Form 10-Q would be considered relevant to PNC’s shareholders.

***

United States Securities and Exchange Commission

Mr. John P. Nolan, Accounting Branch Chief

September 11, 2006

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions regarding the Company’s response to Samuel R. Patterson, Controller, at 412-762-3900.

Sincerely,

/s/ Richard J. Johnson Richard J. Johnson
Chief Financial Officer
The PNC Financial Services Group, Inc.

ANNEX A

August 7, 2006

BY HAND AND BY EDGAR

Mr. Mark Webb

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	New BlackRock, Inc.
Registration Statement on Form S-4 (File No. 333-134916)

Dear Mr. Webb:

On behalf of New BlackRock, Inc., a Delaware corporation (the “Company”), and as discussed with Gregory Dundas and you, set forth below in this letter is a revised response to comment #48 (the “Comment”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 7, 2006 (the “Comment Letter”).

Note 1, “Pending Transaction”, page F-36

48.	We refer to the “Accounting Treatment” section on page 50 that states BlackRock will be deemed the accounting acquirer for financial statements purposes. In this regard, considering that upon closing of the merger transaction Merrill Lynch and PNC, the parent of BlackRock, will own a 45% and a 34% voting interest, respectively in New BlackRock please tell us and revise to discuss here and in the “Accounting Treatment” section the following:

•	In light of the fact that Merrill Lynch will receive the larger portion of the voting rights in New BlackRock, how you determined that BlackRock is the accounting acquirer considering paragraph 17.a of SFAS 141 states the acquiring entity is, all else being equal, the owner who received the larger portion of the voting rights.

Mark Webb

United States Securities and Exchange Commission

August 7, 2006

•	Any other facts and circumstances, such as those described in paragraph 17 of SFAS 141, which you considered in determining which of the parties to the merger is the accounting acquirer.

•	State in this note to the pro forma financial statements which of the controlling parties of the combining entities is the accounting acquirer under SFAS 141 and describe the authoritative basis for your determination.

•	Please tell us if this merger transaction would result in a loss of any tax attributes.

The Company believes that BlackRock is the acquiring entity in the contemplated transactions based upon its analysis of SFAS 141.

Paragraph 17 of SFAS 141 states:

In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one.

BlackRock is a publicly traded company that will be issuing equity interests to acquire MLIM. MLIM is not a separate and distinct company, but rather is a series of legal entities and cost centers within Merrill Lynch that are being combined and sold to BlackRock. MLIM does not have any equity interests outstanding, and is dependent on Merrill Lynch for much of its infrastructure, including financial management, financial accounting, treasury, technology, communications, trading platform, payroll, human resources, compliance, facilities, taxes, and other functions. New BlackRock will utilize the existing BlackRock name and operating infrastructure for each of these functions, and will follow BlackRock’s significant existing financial accounting and reporting policies.

Paragraphs 17.a through 17.e of SFAS 141 describe specific criteria for identifying the acquiring entity. Paragraph 17.a provides the following criterion:

The relative voting rights in the combined entity after the combination—all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements . . . .

Mark Webb

United States Securities and Exchange Commission

August 7, 2006

SFAS 141 ¶ 17.a (emphasis added). Paragraph 17.b provides the following criterion:

The existence of a large minority voting interest in the combined entity when no other owner or group of owners has a significant voting interest—all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

SFAS 141 ¶ 17.b (emphasis added). The criteria described in paragraphs 17.a and 17.b suggest that BlackRock should be considered the acquiring entity, for the following reasons:

•	The existing owners of BlackRock as a group will retain 55% of the voting securities (common stock) in New BlackRock.

•	Even though Merrill Lynch will receive up to 45% of the voting securities of New BlackRock, Merrill Lynch is subject to an agreement to vote all of its shares in accordance with the recommendation of the New BlackRock board of directors on all matters submitted to stockholders. Furthermore, Merrill Lynch will have the right to designate only two of New BlackRock’s 17 directors, a majority of whom will be independent of all significant stockholders and management. See “Risk Factors—Following the Completion of the Transactions . . . .” at pp. 18-19 and “The Transactions—The Stockholder Agreements” at pp. 69-76. This special arrangement effectively constrains the voting power of Merrill Lynch, in favor of the New BlackRock board of directors (which, as noted below, will include a majority of independent directors).

•	Even if Merrill Lynch were viewed as receiving a large minority voting interest (despite the special arrangement, described above, constraining its voting power), the criterion described in paragraph 17.b would not, in the opinion of management, produce a conclusion that any entity other than BlackRock is the acquiring entity. Paragraph 17.b is applicable only “when no other owner or group of owners has a significant voting interest.” PNC will continue to have a significant voting interest in New BlackRock, and therefore, in management’s opinion, the provisions of paragraph 17.b by their terms are inapplicable.

Other criteria described in paragraph 17 also support the conclusion that BlackRock is the acquiring entity. Paragraph 17.c provides that “…all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.” The stockholder agreements provide that the board of directors of New BlackRock will consist of 17 directors, including:

•	nine directors who will be independent for the purposes of the rules of the New York Stock Exchange and will not be designated by or on behalf of Merrill Lynch or PNC. Eight of these nine directors are current BlackRock board members, as shown below;

Mark Webb

United States Securities and Exchange Commission

August 7, 2006

•	four directors who will be members of New BlackRock management (including at least one who will be a former executive of MLIM);

•	two directors who will be designated by Merrill Lynch; and

•	two directors who will be designated by PNC.

The following is a summary of the anticipated directors of New BlackRock:

William O. Albertini	Current BlackRock director	Independent

Dennis D. Dammerman	Current BlackRock director	Independent

William S. Demchak	Current BlackRock director	PNC appointed

Kenneth B. Dunn	Current BlackRock director	Independent

Laurence D. Fink	Current BlackRock director	New BLK appointed

Murry S. Gerber	Current BlackRock director	Independent

James S. Grosfeld	Current BlackRock director	Independent

David H. Komansky	Current BlackRock director	Independent

Thomas H. O’Brien	Current BlackRock director	Independent

Linda Gadsden Robinson	Current BlackRock director	Independent

James E. Rohr	Current BlackRock director	PNC appointed

Ralph L. Schlosstein	Current BlackRock director	New BLK appointed

Robert C. Doll	MLIM executive	New BLK appointed

Gregory J. Fleming	MLIM executive	ML appointed

Robert S. Kapito	BLK executive	New BLK appointed

E. Stanley O’Neal	Current ML director	ML appointed

TBA		Independent

Mark Webb

United States Securities and Exchange Commission

August 7, 2006

As noted above, Merrill Lynch is constrained to vote in accordance with the recommendations of the board of directors, including as to the election of directors.

Paragraph 17.d provides that “all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity.” The senior management of New BlackRock will be comprised predominantly of the current senior management of BlackRock. In particular:

•	Each of the top five executive officers of New BlackRock, including the CEO, President, COO, CFO, and head of portfolio management, are currently officers of BlackRock.

•	All of the nine senior executives of BlackRock will retain their current roles going forward in the combined company, and two MLIM executives will be added in roles reporting, in one case, to the existing BlackRock head of portfolio management and, in the other case, to the existing BlackRock Chief Operating Officer.

Paragraph 17.e provides that “all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.” As of the announcement date for the transactions, the 65 million shares of New BlackRock stock to be issued to Merrill Lynch had a market value of almost $10 billion while MLIM’s net book value as of March 31, 2006 was approximately $5.5 billion. Therefore, management believes that the MLIM business is being acquired for a premium.

Based upon the foregoing factors, the Company has concluded that BlackRock, Inc. is the acquiring entity in the transaction. The disclosure has been revised to include additional language in this regard in the “Accounting Treatment” section on page 54 and in Note 1 to the Condensed Combined Financial Statements on page F-35. Further disclosure is attached in Annex A to this letter and will be reflected in Amendment No. 2 to the Registration Statement.

*    *    *

Mark Webb

United States Securities and Exchange Commission

August 7, 2006

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please contact the undersigned at (212) 735-2790 should you require further information or have any questions concerning this filing.

Sincerely,

/s/ Richard T. Prins Richard T. Prins

cc:	Robert P. Connolly, Esq.
New BlackRock, Inc.
40 East 42nd Street
New York, NY 10022